ICON reports another strong quarter with a 33% increase in operating income and EPS of $0.45 for the Second Quarter FY 2004 (NASDAQ:ICLR)

Highlights - Second Quarter Fiscal 2004

* Second quarter net revenues increased 37% over the second quarter of fiscal 2003 to $73.2 million and increased 42% on a year-to-date basis.

* Income from operations increased 33% over the second quarter of fiscal 2003 to $8.4 million and increased 39% in the six months to November 30, 2003.

* Diluted earnings per share increased 25% for the second quarter to 45 cents compared to 36 cents in same quarter last year. Year-to-date diluted earnings per share was 92 cents compared to 69 cents for the comparable period last year.

*    $67 million of net new business awarded to ICON during the quarter.

Dublin, Ireland, January 13, 2004 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 2,450 employees providing services to the pharmaceutical and biotech industries from 32 locations in 19 countries worldwide, today reported the financial results for its second quarter ended November 30, 2003.

Net revenues for the quarter were $73.2 million, representing a 37% increase over net revenues of $53.5 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth for the quarter was 21% over the same quarter last year.

Income from operations was $8.4 million, which represents an increase of 33% from the $6.3 million reported for the second quarter last year. Operating margin for the quarter was 11.4% compared to 11.8% for the equivalent period last year. Net income for the quarter was $6.4 million or 45 cents per share, on a diluted basis, compared with $4.4 million or 36 cents per share for the second quarter last year.

In the six months to November 30, 2003, net revenues were $142.1 million, representing a 42% increase over net revenues of $100.4 million reported for the first six months of last year. Excluding the impact of acquisitions, revenue growth was 25% for the six months ending November 30, 2003.

Income from operations was $16.0 million, representing an increase of 39% from the $11.5 million reported for the same period last year. Operating margin for the six months to November 30, 2003 was 11.2%, compared to the 11.5% in the same period last year. Net income was $11.9 million or 92 cents per share, on a diluted basis compared with $8.4 million or 69 cents per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 69 days at November 30, 2003 compared with 64 days at May 31, 2003. Capital expenditure in the quarter was $4.3 million and year to date was $7.7 million while payments of $12.5 million were made in relation to acquisitions. The company's net cash, short-term debt and short-term investments were $44.0 million at November 30, 2003, compared to $51.4 million at August 31, 2003 and $11.2 million at May 31, 2003.

"We are pleased with the results for our second quarter", commented Chairman, Dr John Climax. "Globomax, our most recent acquisition, performed well and progress on its integration has been excellent. Our clinical research segment reported a strong quarter, again achieving margins in excess of 14%, and significant progress was made in our central laboratory business which we believe is now in a good position to improve its performance over the coming quarters. However, with $67 million of net new business wins in the quarter, we need to improve our level of wins in the near term to maintain momentum.".

The company will hold its second quarter conference call today, January 13, 2004 at 11:00 EST [16:00 GMT / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact: Investor Relations 1-888-381-7923 or
Sean Leech CFO + 353 -1-216-11-00
Both at ICON.

http://www.iconclinical.com

                                    ICON plc

                         Consolidated Income Statements
                                   (Unaudited)

              Three and Six Months ended November 30, 2003 and 2002
            (Dollars, in thousands, except share and per share data)



                                                      Three Months Ended                     Six Months Ended
                                                  November 30,     November 30,         November 30,     November 30,
                                                          2003             2002                 2003             2002

Gross Revenue                                          113,173           84,978              219,350          157,065

Subcontractor costs                                     39,966           31,443               77,208           56,671

                                               ---------------- ----------------     ---------------- ----------------
Net Revenue                                             73,207           53,535              142,142          100,394

Costs and expenses
Direct costs                                            40,070           28,716               77,769           54,141
Selling, general and administrative                     22,041           16,948               43,066           31,591
Depreciation and amortization                            2,732            1,578                5,321            3,148

                                               ---------------- ----------------     ---------------- ----------------
Total costs and expenses                                64,843           47,242              126,156           88,880

Income from operations                                   8,364            6,293               15,986           11,514

Interest income (net)                                       75               73                  122              259

                                               ---------------- ----------------     ---------------- ----------------
Income before provision of income taxes                  8,439            6,366               16,108           11,773

Provision for income taxes                               2,174            1,947                4,239            3,381
                                               ---------------- ----------------     ---------------- ----------------

Net income                                               6,265            4,419               11,869            8,392
                                               ================ ================     ================ ================

Net income per ordinary share
Basic                                                    $0.46            $0.37                $0.96            $0.71
                                               ---------------- ----------------     ---------------- ----------------

Diluted                                                  $0.45            $0.36                $0.92            $0.69
                                               ---------------- ----------------     ---------------- ----------------

Weighted average number of ordinary shares
Basic                                               13,578,859       11,804,345           12,346,147       11,799,125

Diluted                                             14,040,419       12,147,702           12,849,374       12,143,034


                                             ICON plc

                                    Summary Balance Sheet Data
                                November 30, 2003 and May 31, 2003
                                      (Dollars, in thousands)

                                           November 30,                May 31,
                                                   2003                   2003
                                            (unaudited)
(audited)

Cash and short-term investments                  61,463                 18,311
Short-term debt                                (17,436)                (7,126)
Net cash                                         44,027                 11,185

Accounts receivable                              77,611                 74,645
Unbilled revenue                                 52,178                 44,783
Payments on account                            (44,113)               (45,763)
Total                                            85,676                 73,665

Working Capital                                  95,773                 53,827

Total assets                                    308,675                235,014

Shareholder's equity                            195,593                136,910


Source:                              ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 291 2000 both at ICON.

                                     http://www.iconclinical.com